



January 18, 2010 Toronto, Ontario

PRESS RELEASE

TIOMIN TO ACQUIRE DIAMOND PRODUCER VAALDIAM

Largest Shareholders of Vaaldiam Agree to Support the Transaction

Tiomin Resources Inc. ("Tiomin") (TSX:TIO) and Vaaldiam Resources Ltd. ("Vaaldiam") (TSX:VAA) jointly announced today that they have entered into a definitive arrangement agreement for Tiomin to acquire, via a plan of arrangement, all of the outstanding common shares of Vaaldiam in an all-share transaction (the "Transaction") on the basis of 0.80 Tiomin common share for each Vaaldiam common share. Following completion of the Transaction, and subject to regulatory approvals, Vaaldiam will be a wholly-owned subsidiary of Tiomin with Vaaldiam's existing shareholders owning approximately 30% of Tiomin.

The resulting company will be a well-capitalized, Brazil-focused diamond producer with the following attributes:

- **Immediate Production:** Diamond and gold production to resume at the 100%-owned Duas Barras mine, which operated profitably prior to being placed on care and maintenance as a result of the global financial crisis.
- **Strong Balance Sheet:** Tiomin will have approximately $11.3 million in cash to fund exploration and development and settle Vaaldiam's outstanding liabilities.
- **Production Growth:** Tiomin plans to grow Vaaldiam's production through the staged resumption of production at its two 100% owned diamond mines and the expansion of resources through exploration and development of the mines' exploration properties.
  - Production is projected to be:
    - 20,000 carats in 2010
    - 40,000 carats in 2011

  The anticipated development of the Braúna kimberlite project, which is currently conducting a bulk-sampling program, is expected to significantly add to this production in the coming years.
- **Advanced development pipeline:** In addition to becoming South America's largest diamond producer, Tiomin will hold interests in three advanced-stage kimberlite deposits in Brazil and Canada and also own a large exploration database of kimberlite occurences in Brazil.
- **Experienced in-country teams:** Tiomin will benefit from highly-skilled and experienced in-country operational and exploration teams in Brazil and Canada, in addition to a strengthened management team with significant industry experience.
- **Copper-Gold Asset in Peru:** Tiomin owns 49% of the potentially world-class Pukaka copper-gold asset in Peru.

OVERVIEW OF THE COMBINED COMPANY

The combination of Tiomin and Vaaldiam will create a leading diamond production, exploration and development company with a pro forma market capitalization of $20.7 million based on Tiomin's closing share price of $0.03 on Friday, January 15, 2010. The company is projected to have the ability to materially fund the advanced-stage kimberlite exploration and development costs from internally generated cash flow, thereby reducing further dilution to its shareholders. The combined company will have strong management expertise and the financial capacity to realize the value potential of its exploration portfolio and to capitalize on future acquisition and consolidation opportunities.

Robert Jackson, Tiomin's President and CEO, said today: "*This highly accretive transaction is a win for the shareholders of both companies. Diamond prices have largely returned to pre-crisis levels but the valuations of diamond producers have not. Vaaldiam has a good asset base in Brazil but suffered badly during the world-wide financial crisis. Tiomin has the cash to solve Vaaldiam's balance-sheet issues and to quickly restart Vaadiam's cash-flowing operations. In our opinion, shareholders should support this transaction because it is good for them*".

Ken Johnson, President and CEO of Vaaldiam, commented: "*The combination of Tiomin and Vaaldiam allows us to immediately restart production at our Duas Barras mine and take advantage of the strong rebound in rough diamond prices and the high gold price. In addition, we will continue to develop our Braúna kimberlite project which is in the bulk sampling and resource definition phase of development, and will work to expand the resources at our Chapada mine, in anticipation of production resuming at that mine in 2011. Our goal is to reposition our company as South America's largest diamond producer marketing high quality diamonds with a combined average sales value of over US$275 per carat in addition to measured and sustainable production growth. This transaction refinances our operations which were forced to shut down as a result of the global financial crisis, and strengthens our management, operational and technical teams to clearly establish Tiomin as the leader in the South American diamond sector*".

PRIVATE PLACEMENT

In connection with the Transaction, Tiomin and Vaaldiam have also entered into a subscription agreement, pursuant to which Tiomin acquired 20,000,000 common shares of Vaaldiam, representing approximately 8% of Vaaldiam's outstanding common shares, at a price of C$0.03 per share in a private placement for total gross proceeds to Vaaldiam of C$600,000. The proceeds of the private placement will be used for general working capital purposes pending completion of the Transaction. When taken together with the common shares of Vaaldiam currently held by Tiomin, Tiomin will hold approximately 9% of the issued and outstanding common shares of Vaaldiam.

ADVISORS AND FAIRNESS OPINIONS

Fraser Mackenzie Limited and Haywood Securities Limited, both acting as financial advisors to the special committees of the board of directors of Vaaldiam and Tiomin respectively, have both provided opinions that, subject to certain assumptions and limitations set out therein, the proposed Transaction is fair, from a financial point of view, to the Vaaldiam and Tiomin shareholders, respectively.

Stikeman Elliott LLP is acting as external legal counsel to Tiomin, and Fogler, Rubinoff LLP are acting as external legal counsel to Vaaldiam.

BOARD RECOMMENDATIONS

The Transaction has been approved by the boards of directors of Tiomin and Vaaldiam respectively, following the unanimous recommendations of their Special Committees which were comprised of independent directors from each company. The board of directors of Vaaldiam recommends that holders of Vaaldiam shares vote in favour of the Transaction.

The definitive agreement includes a commitment by Vaaldiam not to solicit or initiate discussions concerning alternative transactions, including the sale of material assets. Vaaldiam has agreed to pay a break fee of C$500,000 to Tiomin in certain circumstances and has granted Tiomin the right to match competing offers. Tiomin has also agreed to pay Vaaldiam a break fee of $500,000 in certain circumstances.

In addition to the approximately 9% ownership of Vaaldiam shares by Tiomin, certain shareholders, directors and officers holding approximately 16% of the outstanding Vaaldiam shares have agreed to vote in favour of the Transaction.

Details regarding these and other terms of the transaction are set out in the arrangement agreement, which will be filed by Tiomin and Vaaldiam on the SEDAR website at www.sedar.com.

CLOSING

Completion of the Transaction is subject to customary conditions, including a favourable vote of two-thirds of the Vaaldiam common shares voted at a special meeting of shareholders called to approve the Transaction, a favourable vote of a majority of the Tiomin common shares voted at a special meeting of shareholders called to approve the issuance of Tiomin common shares in connection with the Transaction and the receipt of court and other necessary regulatory approvals.

Further information regarding the Transaction will be contained in a proxy circular that Vaaldiam and Tiomim will prepare and mail to their respective shareholders in connection with the special meeting of shareholders to be held to approve the transaction. It is expected that these materials will be mailed in February 2010 for a meeting to be held in March 2010. Once mailed, the proxy circular will also be available on SEDAR at www.sedar.com. All shareholders are urged to read their proxy circulars once they become available as they will contain additional important information concerning the Transaction.

For additional information regarding Tiomin please visit www.tiomin.com or contact Robert Jackson, President and Chief Executive Officer at (416) 350-3779. For additional information regarding Vaaldiam please visit www.vaaldiam.com or contact Ken Johnson, President and Chief Executive Officer at (416) 363-6927.

FORWARD-LOOKING INFORMATION

This news release contains "forward-looking information" within the meaning of applicable securities laws. Forward-looking information includes, but is not limited to, information concerning the proposed business combination between Tiomin and Vaaldiam and matters relating thereto. Generally, forward-looking information can be identified by the use of forward-looking terminology such as "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "does not anticipate", or "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might", or "will be taken", "occur", or "be achieved". Forward-looking information is based on the opinions and estimates of management at the date the information is made, and is based on a number of assumptions and subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking information. Assumptions upon which such forward-looking information is based include, without limitation, that the shareholders of Vaaldiam will approve the Transaction, shareholders of Tiomin will approve the issuance of shares in connection with the Transaction, that all required third party, court, regulatory and governmental approvals to the Transaction will be obtained and all other conditions to completion of the Transaction will be satisfied or waived and that Vaaldiam's resumption of production will proceed as planned following completion of the Transaction.. Many of these assumptions are based on factors and events that are not within the control of Tiomin and Vaaldiam and there is no assurance they will prove to be correct.

Factors that could cause actual results to vary materially from results anticipated by such forward-looking information include, among others, risks related to international operations; risks related to joint venture operations; actual results of current exploration activities; changes in project parameters as plans continue to be refined, future prices of resources; possible variations in reserves, grade or recovery rates, accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development or construction activities as well as those risk factors discussed in the Annual Information Form for the year ended December 31, 2008 for each of Tiomin and Vaaldiam available at www.sedar.com. Although Tiomin and Vaaldiam have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking information, there may be other factors that cause actions, events or results not to be anticipated, estimated or intended. There can be no assurance that forward-looking information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Tiomin and Vaaldiam undertake no obligation to update forward-looking information if circumstances or management's estimates or opinions should change except as required by applicable securities laws. The reader is cautioned not to place undue reliance on forward-looking information.

This news release and the information contained herein does not constitute an offer of securities for sale in the United States and securities may not be offered or sold in the United States absent registration or exemption from registration.